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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Virbac Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

927649

(CUSIP Number)

Jean M. Nelson
Virbac Corporation
3200 Meacham Boulevard
Fort Worth, Texas 76137
(817) 831-5030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 927649			Page 2 of 7

1.	Name of Reporting Person: Interlab S.A.S.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 13,435,474

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 13,435,474

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,435,474

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 60.2%

14.	Type of Reporting Person (See Instructions): CO, HC

CUSIP No. 927649			Page 3 of 7

1.	Name of Reporting Person: Virbac S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 13,435,474

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 13,435,474

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,435,474

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 60.2%

14.	Type of Reporting Person (See Instructions): CO, HC

      This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of Interlab S.A.S., a French corporation (“Interlab”) on April 5, 1999, relating to shares of common stock, $0.01 par value per share (the “Common Stock”), of Virbac Corporation, a Delaware Corporation (the “Company”), by amending the details of certain transactions previously reported and furnishing the information set forth below.

Item 2. Identity and Background

      Item 2 is hereby amended in its entirety as follows:

      This statement is being filed by Interlab and Virbac S.A., a French corporation (“VBSA”) (collectively, the “Reporting Entities”). Interlab, a French corporation, is a wholly owned subsidiary of VBSA, a veterinary pharmaceutical manufacturing company. Interlab was formed for the purpose of holding shares of the Company in connection with the March 5, 1999 merger (the “Merger”) of Virbac, Inc., a Delaware corporation (“Virbac”), with and into Agri-Nutrition Group Limited, a Delaware corporation (“Agri-Nutrition”), with Agri-Nutrition surviving the merger and changing its name to Virbac Corporation. The address of Interlab and VBSA’s principal business office is 13 emme rue — L.I.D., 06517 Carros Cedex, France.

      During the last five years, the Reporting Entities have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were the Reporting Entities a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The response to Item 5 is incorporated herein by this reference.

Item 4. Purpose of Transaction

      The response to Item 5 is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended in its entirety as follows:

       (a) Based on information provided by the Company, there were a total of 22,325,406 shares of Common Stock outstanding as of March 31, 2005. Pursuant to the provisions of the Exchange Act, Virbac and Interlab have shared voting power and shared dispositive power with respect to 13,435,474 shares of Common Stock, which is approximately 60.2% of the Common Stock outstanding as of March 31, 2005.

       Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated October 16, 1998, by and among Agri-Nutrition Group Limited, a Delaware corporation (“Agri-Nutrition”), VBSA, Virbac, Inc., a Delaware corporation (“Virbac Inc.”), and by addendum, Interlab, the shares of Virbac Inc. held by Interlab were converted into the right to receive 12,580,918 shares of the Common Stock (the “Merger Shares”) and all of Interlab’s shares of Virbac Inc. common stock were canceled. The Merger Shares represent approximately 58% of the issued and outstanding Common Stock as of the date of the Merger.

       The Merger Agreement also provides that the Company shall issue to Interlab additional shares of Common Stock equal to the product of (a) the aggregate number of shares of Common Stock issued upon the exercise of the Company’s options that were granted prior to the Merger and (b) 1.5. In accordance with this provision of the Merger Agreement, Interlab was issued 196,000 shares on September 28, 2000; 459,495 shares on December 29, 2000; 147,000 shares on March 1, 2001; and 52,061 shares on November 20, 2002.

       (b) Virbac and Interlab have shared power to vote or to direct the vote of and to dispose of or direct the disposition of all of the Merger Shares and all shares of Common Stock subsequently issued to Interlab.

       (c) There have been no transactions in the Common Stock by the Reporting Entities during the past sixty days.

       (d) No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock with respect to which this filing is made.

       (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2005

INTERLAB S.A.S.
By:	/s/ Eric Maree
Name:	Eric Maree
Title:	President

VIRBAC S.A.
By:	/s/ Eric Maree
Name:	Eric Maree
Title:	President Du Directoire

EXHIBITS

      Exhibit 1. Joint Filing Agreement, dated as of April 30, 2005, entered into by and between Interlab and VBSA.

EXHIBIT 1

JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Common Stock of Virbac Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of April 30, 2005.

INTERLAB S.A.S.
By:	/s/ Eric Maree
Name:	Eric Maree
Title:	President

VIRBAC S.A.
By:	/s/ Eric Maree
Name:	Eric Maree
Title:	President Du Directoire